FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 5, 2006
2.	Press release dated September 6, 2006
3.	Press release dated September 7, 2006
4.	Press release dated September 12, 2006
5.	Press release dated September 12, 2006
6.	Press release dated September 13, 2006
7.	Press release dated September 18, 2006
8.	Press release dated September 19, 2006
9.	Press release dated September 20, 2006
10.	Press release dated September 20, 2006
11.	Press release dated September 25, 2006
12.	Press release dated September 26, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 29, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

05 September 2006

ARM Developers' Conference Featuring Keynote Addresses From Prominent Industry Luminaries

What: ARM announces that Raymond Kurzweil, inventor, entrepreneur and author, and Jim Feldhan, president, Semico Research will be keynote speakers at the third annual ARM® Developers’ Conference.

ARM CEO Warren East will open the day with a welcome address and introduce the industry keynote speakers. Renowned futurist Ray Kurzweil will be presenting on the acceleration of technology in the 21st century with a focus on the impact on business, the economy and society. Industry analyst Jim Feldhan will conclude the keynote speeches by providing an overall semiconductor industry update, with a focus on how to work better with your semiconductor Partners.

The ARM Developers’ Conference brings all ARM Partners together to focus on industry collaboration, highlight innovative demonstrations and present technology breakthroughs for ARM Powered® products. In addition to keynote presentations from ARM, executives and industry leaders, and participants can select from more than 120 classes, hands-on labs and panel discussions on the latest ARM processors, development tools, software, physical IP and platforms.

When: Wednesday, 4 October 2006

11:00am - 11:15am. - Warren East, chief executive officer, ARM

11:15am. - 12:15pm. - Ray Kurzweil, inventor, entrepreneur, author and futurist

1:15pm - 1:45pm. - Jim Feldhan, president, Semico Research Corp.

Where: ARM Developers’ Conference - Santa Clara Convention Center,Santa Clara, Calif., USA

How: For free press and analyst registration, please visit http://www.rtcgroup.com/arm/registration/press-registration/.

Who: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1628 427780	+1 408 548 3172
naarm@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 2

06 September 2006

Samsung Adopts ARM Technology For World's First Commercially Available Blu-Ray Disc Player

ARM Jazelle technology brings interactive multimedia acceleration to Samsung Blu-ray players

CAMBRIDGE, UK - Sept. 6, 2006 – ARM [(LSE:ARM); (Nasdaq: ARMHY)] today announced that Samsung Electronics has licensed ARM® Jazelle® software technology for deployment in the Samsung BD-P1000 device – the first commercially available Blu-ray disc player on the market. The Samsung Blu-ray player enables consumers to watch High-Definition (HD) discs on their HDTVs and uses ARM Jazelle Java acceleration technology to deliver advanced interactive features for an exceptional multimedia experience. Blu-ray technology is a next-generation DVD format supported by more than 170 of the world’s leading consumer electronics, personal computer and media manufacturers, offering nearly five times the resolution of conventional DVDs and making extensive use of Java to manage interactive content.

The ARM Jazelle Java Technology Enabling Kit (JTEK™) software licensed by Samsung is a high-performance technology originally developed for the mobile handset market. With the release of the Samsung Blu-ray player, ARM is bringing the proven success of JTEK software running on an ARM processor to the newest generation of consumer devices in the home. Using ARM Jazelle technology, Samsung Blu-ray players will unleash the power of BluRay discs that support the Java BD standard, utilizing advanced features not available on conventional DVD players, such as interactive, easy-to-use menus that can run quickly and seamlessly – without repeatedly accessing the disc. With the growing availability of Blu-ray content – to date, seven of the eight major movie studios have announced titles for Blu-ray technology – the home entertainment market is undergoing a significant shift, offering consumers higher quality pictures and sound, smoother performance, and a richer interactive multimedia experience than ever before.

ARM Jazelle JTEK software technology enables execution of Java byte code in hardware, offering the capability to run these new and demanding applications much faster, without compromising efficiency or cost. Unlike software-only techniques, acceleration of Java technology as part of the core architecture is highly memory efficient and gives fast start-time and smooth application performance. This means consumers can run the highest quality Java applications on a broad range of devices and enjoy an enhanced user experience.

“With the Samsung Blu-ray disc player, ARM is working to take the same efficient, high-performance Jazelle technology used in so many of the Samsung mobile handsets into ARM Powered® home devices,” said Mike Inglis, executive vice president, ARM. “HDTV owners and home theater enthusiasts can now enjoy high-quality interactive multimedia content through the use of ARM Jazelle technology.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. JTEK is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

07 September 2006

eSOL Announces a Blended Multiprocessing RTOS for the ARM11 MPCore Multiprocessor

New RTOS enables increased levels of real-time control andsoftware flexibility for ARM MPCore multiprocessor designs

TOKYO, JAPAN AND CAMBRIDGE, UK – Sept. 7, 2006 – eSOL Co., Ltd. and ARM [(LSE: ARM; (Nasdaq: ARMHY)[, today announced the eT-Kernel Multi-Core Edition real-time operating system (RTOS) coupled with eBinder integrated tools for enhanced multiprocessor solutions, which optimize ARM11™ MPCore™ multicore processor designs in the automotive, mobile, enterprise and embedded markets.

Taking advantage of the ARM11 MPCore multicore processor's capability to support simultaneously symmetric multiprocessing (SMP) and asymmetric multiprocessing (AMP), the eT-Kernel Multi-Core Edition support two scheduling modes, True SMP Mode (TSM) and Single Processor Mode (SPM) that provide software developers with a blended multiprocessor RTOS. This provides software developers both the scalability and high throughput efficiency of SMP, with the more deterministic and real-time characteristics of AMP within a single tightly-coupled multiprocessor solution supporting POSIX 1003.1. 2003, T-Kernel/OS/SM/DS functions and T-Kernel Standard Extension APIs.

“eSOL customers are eager to reap the benefits of the high performance and low power capabilities of the ARM11 MPCore processor,” said Masaki Gondo, Director of Engineering, Embedded Product Business Unit, eSOL. “By working closely with ARM, our eT-Kernel Multi-Core Edition RTOS and integrated eBinder tools deliver a complete end-to-end software development environment for multiprocessor designs based on the ARM11 MPCore multiprocessor.”

The eT-Kernel’s blended single image multiprocessor kernel provides full reuse of existing code for both AMP- and SMP-targeted applications. Complete task interworking is via regular OS communication and synchronization mechanisms allowing existing single processor designs to migrate and operate seamlessly, using the coherent cache control and accelerated communication available on the ARM11 MPCore multicore processor.

“The eSOL RTOS brings more choice to developers wanting both the convenience of symmetric multiprocessor scalability combined with the more predicable nature of asymmetric forms of multiprocessing,” said John Goodacre, program manager, Multiprocessing, ARM. “Additionally, eBinder’s use of ARM RealView® compiler technology provides solutions with up to 30 percent reduction in memory cost compared with applications compiled using open source tools.”

The ARM11 MPCore processor provides a scalable solution that enables portability of existing software across both single-CPU and multi-CPU designs. Compared with the competing multi-threaded processors, the dual-core ARM11 MPCore processor offers more performance and greater power efficiency, with simpler and more predictable throughput for threaded software. ARM is now the most widely chosen architecture in the embedded system world, offering comprehensive support through the ARM Connected Community, which enables designers to easily access all of the resources they need for ARM Powered® system design.

Availability
The eT-Kernel and eBinder for the ARM11 MPCore multiprocessor will be available during the forth quarter of 2006. For more product information, please visit us at http://www.esolglobal.com/mpcore

ARM Connected Community
eSOL is a member of the ARM Connected Community, a global network of 350 companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

About eSOL
eSOL is a leading embedded software developer with core technologies in real time operating system suites and integrated development environments for leading 32-/64-bit embedded processors. With many years of participation in a wide range of RTOS standards such as ITRON and T-Kernel, our solutions offer not only proven RTOS suites, but also a rich set of middleware and drivers as well as rugged development tools to support the complex development process for RTOS-based applications. Today, thousands of products from consumer electronics to industrial automation that incorporate our technology are being sold worldwide. More information on eSOL is available at http://www.esolglobal.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details: ARM PRESS OFFICE: +44 208 846 0797

eSOL Media Contact:	Nandita Geerdink
Tomoyuki Uda	Text 100
eSOL	+1 415 593 8457 72
+1 503 594 0990	naarm@text100.com
t-uda@esolglobal.com

Michelle Spencer	Claudia Natalia
ARM	ARM
+44 1628 427780	+1 408 548 31
michelle.spencer@arm.com	claudia.natalia@arm.com

Item 4

12 September 2006

ARM Announces Exhibitors And Sponsors At Developers' Conference 2006

What:
Participants at this year’s ARM Developers’ Conference include some of the most accomplished and industry-leading companies in the ARM Connected Community including Actel, Atmel, Cadence Design Systems, eSOL, Handshake Solutions, IBM, Keil, Luminary Micro, Mentor Graphics, NXP (formerly Philips Semiconductors), ST, Synopsys and Texas Instruments.

Currently, the platinum-level sponsors include Cadence Design Systems, Express Logic, Synopsys and Mentor Graphics. Gold and Silver-level sponsors include companies such as Atmel, NXP (formerly Philips Semiconductors), ST, TI, Magma and M-Systems. Current media sponsors include organizations such as Circuit Cellar, CMP, Embedded Computing Design and RTC Group.

The ARM® Developers’ Conference brings together ARM Partners to promote industry collaboration, present innovative demonstrations and showcase technology breakthroughs for ARM Powered® products.

Select exhibitor and premier-level sponsorship opportunities are still available; contact Glenn ImObersteg at (925) 516-6227, or for more information email glenn@convergencepromotions.com.

When:
Tuesday - Thursday, October 3-5, 2006

Where:
ARM Developers’ Conference - Santa Clara Convention Center, Santa Clara, Calif., USA

How:
For registration, please visit: http://www.rtcgroup.com/arm/registration/press-registration/.

Who:
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and ARM Powered products are registered trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797
Nandita Geerdink	Michelle Spencer
Text 100	ARM
+1 415 593 8457	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

Item 5

12 September 2006

Anchuang Licenses ARM7TDMI Processor Via ARM Foundry Program For Security-Related Applications

The ARM-ICC incubator platform enables small- and medium-sized Chinese fabless companies to innovate in SoC designs

SHANGHAI, CHINA AND CAMBRIDGE, UK – Sept. 12, 2006 – Shanghai Anchuang Information Technology Co., Ltd (“Anchuang”), a Chinese advanced information security solution provider, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Anchuang has licensed the ARM7TDMI® processor through the ARM® Foundry Program for security-related SoC designs. With this licensing agreement, Anchuang becomes the first commercial success from the Shanghai Research Center for IC Design(“ICC”), ARM’s incubator Partner in China. Anchuang’s ARM Powered® product is now available for engineering sampling.

Since its first licensing of an ARM processor in 2003, ICC, the Chinese government-supported IC design industrialization center, has been working closely with ARM as an incubator Partner to offer small- and medium-sized fabless companies a comprehensive platform where they can access CPU IP, EDA tools, MPW and foundry sampling services for advanced SoC development. The Incubator Business Model has enabled businesses to develop market-specific, innovative system designs while reducing the financial and design risks.

“By leveraging the ARM technology available through the ICC for advanced security-related applications, Anchuang has been able to launch its new technology in the market quickly and has achieved broad commercial acceptance,” said Professor Yujie Zhou, chief architect, Anchuang. “This program has been instrumental in helping Anchuang offer our customers relevant and innovative products.”

“Chinese IC design companies are striving to achieve stronger competitiveness in the global market by designing more innovative products,” said Dr Jun Tan, president, ARM China. “Through the ICC, companies can benefit from the incubator business model by starting with lower startup costs in the initial design phase and applying for an ARM license for commercialization once their products succeed. This agreement with Anchuang proves the effectiveness of our incubator program and we will continue to be committed to driving Chinese companies’ innovations.”

About Anchuang
Founded in 2002 by the Information Centre of Shanghai Municipal Science and Technology Commission and Shanghai Jiaotong University Information Security Chip Design Lab, Shanghai Anchuang Information Technology Co., Ltd (Anchuang) is a high-technology company that develop, design, manufacture and sell turnkey security-related applications. Anchuang has strong R&D capacity in low-end smart security chips, specific cryptogram ASIC chips, high-end information security SoC chips designs and chip security protections. For more information, please visit http://www.anchsafe.com.

About ICC
Shanghai Research Center for IC Design was established in Mar. 2000 by Science and Technology Commission of Shanghai Municipality. ICC focuses on promoting IC Design industry to keep durative rapid development. ICC’s public service platform, providing full services to improve design quality and cut the cost, was opened to all IC design enterprises. The major services of ICC are Multi-Project-Wafer (MPW) , Project Management, etc. Up to now, ICC has provided services to over 300 IC design enterprises and institutions in China on more than 700 projects. In addition, ICC is a vice council director of China Semiconductor Industry Association IC Design Branch, a vice council director of Shanghai IC Industry Association. The headquarters of ICC locates at Shanghai Hi-tech King World, and it has a branch office in Zhangjiang Hi-tech Park. For more information, please visit http://www.icc.sh.cn.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting

(Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall Malley	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0740	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 6

13 September 2006

Toshiba Microelectronics Selects ARM OptimoDE Technology For High-Performance, Low-Power Data Engines

Toshiba Microelectronics licenses OptimoDE technology from ARM to create data engines for portable devices

CAMBRIDGE, UK - [Sept 13, 2006] – ARM [(LSE:ARM); (Nasdaq: ARMHY)] today announced that Toshiba Microelectronics Corporation has licensed ARM® OptimoDETM Data Engine technology for the development of advanced SoC design. Toshiba Microelectronics will use the OptimoDE framework and tool environment to create extremely low-power data engines for numerically intensive data-processing tasks in portable devices.

ARM OptimoDE is a highly configurable Very Long Instruction Word (VLIW)-style processor architecture targeted at high-performance embedded signal processing applications. The processor’s compute and address generation architecture, the memory and I/O bandwidth, and the associated instruction sets can be infinitely varied to obtain an optimal balance of performance, power consumption and area. By using OptimoDE technology, Toshiba Microelectronics will be able to rapidly design and configure embedded data engines for SoCs that will ultimately deliver longer battery life in mobile devices for the consumer.

“Toshiba Microelectronics is leveraging the strengths of OptimoDE technology – its unmatched flexibility, reprogrammability and ability to optimize performance, power consumption and area – to speed the development of next-generation SoCs,” said Tom Cronk, general manager, Data Engines, ARM. “Combined with ARM processors, ARM OptimoDE technology helps designers make the most efficient choices possible, as they develop embedded solutions for high-performance, low-power consumer applications.”

About OptimoDE Data Engines
ARM OptimoDE technology is licensable intellectual property with an associated tool environment. OptimoDE technology is a configurable VLIW-styled processor architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE Data Engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools. The ARM AudioDE™ audio processor, derived from OptimoDE technology, is an example of a best-in-class digital audio solution for designers of portable audio products, configured to meet the challenges of high performance and low cost while delivering exceptionally low power consumption.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. OptimoDE and AudioDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 7

18 September 2006

ARM Announces RealView Real-Time Library

New optimized software components speed development time for advanced 32-bit microcontroller applications

CAMBRIDGE, UK – Sept. 18, 2006 - ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced the release of the highly optimized ARM® RealView® Real-Time Library, which contains the most critical components needed to rapidly create products that require real-time control, networking, USB and CAN connectivity.

“Increasingly, consumer, commercial and industrial embedded systems require multiple communications interfaces, along with networking capabilities and Internet connectivity,” said Reinhard Keil, director of microcontroller development tools, ARM. “Over the past decade, our market-leading RTX51 kernel was a key component that enabled the 8-bit community to rapidly deliver applications. We are now offering off-the-shelf optimized components that address the underlying requirements of advanced 32-bit embedded applications.”

“The new RealView Real-Time Library delivers a comprehensive development solution for our LPC2000 and LPC3000 ARM Powered® microcontrollers,” said Geoff Lees, general manager, microcontroller product line, NXP Semiconductors. “As with all products that integrate with µVision® technology, the out-of-the-box experience is unmatched in the industry for its ease of use and ability for the user to rapidly complete applications, especially those requiring embedded connectivity such as networking, USB and CAN.”

The Real-Time Library supports all ARM7™, ARM9™ and ARM Cortex™-M3 processor-based microcontrollers. The library contains such items as a TCP/IP networking stack, Flash file system, USB device drivers and CAN device drivers optimized for the peripherals of the specific MCUs they support. Developers can quickly configure and deploy the components of the library using the Configuration Wizard in the RealView Microcontroller Development Kit.

The Real-Time Library features the high-performance, royalty-free RTX real-time kernel. It is included as a configurable object in the RealView Microcontroller Development Kit, and is provided in source form in the RealView Real-Time Library. This fully featured kernel enables developers to combine other components from the Real-Time Library so that they execute as separate communicating tasks in embedded applications.

A fully featured networking suite in the Real-Time Library makes connectivity easy. By supporting TCP/IP, UDP, Ethernet, PPP and SLIP, the Real-Time Library provides a flexible path to Internet connectivity through Ethernet, serial modem or wireless (cellular). Embedded connectivity is supported with the inclusion of CAN drivers and USB device drivers.

To enable users to quickly utilize Real-Time Library components in their applications, an exhaustive number of examples and sample projects are included, which cover such areas as real-time control, HTTP servers, SMTP email clients and USB devices.

All components of the RealView Real-Time Library are royalty-free under license from ARM.

Availability
The RealView Real-Time Library is available immediately from ARM and its authorized distributors listed at www.keil.com/distis/. Pricing is $4,195. More information can also be found at http://www.keil.com/rl-arm/.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

Vision and RealView are registered trademarks of ARM, ARM Powered, trademarks of ARM Limited. ARM7, ARM9 and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 8

19 September 2006

ARM And Intrinsyc Deliver 58% Reduced Power Consumption To Smartphone And Portable Devices

Intrinsyc Software will offer ARM IEM technology for integration into Soleus™ and Windows Mobile powered devices

VANCOUVER, CANADA AND CAMBRIDGE, UK – Sept. 19, 2006 – Intrinsyc Software International, Inc. (TSX:ICS) and ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced at the ARM and Microsoft 2006 Executive Summit, Redmond, WA, the integration of ARM® Intelligent Energy Manager software (IEM™) with Intrinsyc Software for Windows Mobile powered devices and Soleus™, the world’s first feature phone software platform based on Windows CE. The partnership brings together IEM software and the Intrinsyc Software’s processor-level power management solution, which will significantly reduce power consumption on mobile phones and portable media devices.

As the complexity of building mobile devices outstrips the evolution of battery technology, device manufacturers need innovative and integrated approaches to reduce power consumption during active processing time, while still enabling consumers to get the best performance from their mobile applications.

A recent benchmark of the Intrinsyc Software processor-level power management technology and ARM IEM software carried out on Freescale’s i.MX31 development platform delivered power savings of up to 58 percent in certain common use scenarios. Full details of the benchmarking are available in a whitepaper from ARM or Intrinsyc Software*. In addition to the Freescale solution, the integrated software is also available today for the Texas Instrument’s OMAP2420 application processor.

ARM IEM software works with the operating system and applications running on the mobile device to dynamically adjust processor performance according to what the device demands are at any given time. IEM technology controls voltage scaling hardware such as Freescale’s i.MX31 application process, using advanced patented algorithms that enable significant power savings on battery-powered devices.

“OEMs are constantly looking for ways to improve battery life in order to better handle the needs of customers who are continually increasing their application use, which makes this integrated offering a highly relevant solution for Windows CE, Windows Mobile and Soleus environments.” said Kevin McIntyre, IEM product manager, ARM. “With ARM and Intrinsyc integrating their power management solutions, OEMs will be able to significantly improve the battery life of devices and deliver products that meet the demands of today’s savvy consumers.”

“Our partnership with ARM is an important milestone in the drive to extend and improve, our power management product offering,” said Mike Suraci, director of Soleus product marketing, Intrinsyc Software. “Intrinsyc understands that our customers’ profits depend on the successful delivery of product development projects that are also capable of meeting increasingly tight power budgets. The addition of ARM’s IEM processor-level power management solution will further enable customers to meet their precise project technology needs while building best-in-class, energy-efficient Soleus and Windows Mobile devices.”

“As mobile technology evolves, consumers will continue to make use of more and more advanced applications on their mobile devices, and will expect battery life to be maintained or increased without sacrificing form factor or speed,” said Scott Phillips, senior product manager, Microsoft Corp. “Power management is one of the keys that enables that scenario and we are pleased to see ARM and Intrinsyc bring sophisticated power management software to Windows CE and Windows Mobile devices, enabling continued growth of smart, power-sensitive devices.”

* "Intelligent Energy Manager (IEM) Benchmarking on Freescale's i.MX31 Multimedia Processor" available from: http://www.arm.com/pdfs/Intrinsyc_IEM_Benchmarking_for_WinCE.pdf

About Intrinsyc Software International, Inc.
Intrinsyc Software is a mobility software and services company. Its mobile software products, engineering design services and systems integration expertise help customers make better decisions, improve productivity, and reduce time-to-market. Since 1996, Intrinsyc Software has built a strong customer base and has formed solid alliances with many leading technology companies including Microsoft®, IBM, Intel, Philips, Siemens, Symbian, General Electric, Hand Held Products, Texas Instruments and Ford.

Named a Microsoft Gold Partner, Intrinsyc has extensive experience with the intricacies of designing, developing and supporting voice and data-enabled handsets built on Microsoft's Windows CE operating system. Intrinsyc is also the creator and licensor of Soleus™, the world's first feature phone software platform based on Windows CE. Soleus offers mobile phone manufacturers and network operators a new way to build feature phones through a modular design and use of the Microsoft® Visual Studio™ tool chain.

Intrinsyc is a publicly traded company, headquartered in Vancouver, Canada with additional regional offices in Bellevue, Washington; Singapore; Birmingham, UK and Barbados. To find out more about Intrinsyc, visit: www.Intrinsyc.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. IEM is a trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Niall O'Malley	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0740	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	Claudia.natalia@arm.com

INTRINSYC SOFTWARE INTERNATIONAL, INC.
Media	Investor Relations	Tracy Rawa
Jennifer Gehrt	Murray Duncan	Intrinsyc Software International, Inc.
Communiqué PR	Intrinsyc Software International, Inc.	+1 604-632-3588
+1 206-282-4923	+1 604-801-6461	trawa@intrinsyc.com
jennifer@communiquepr.com	mduncan@intrinsyc.com

Item 9

20 September 2006

ARM Joins The Eclipse Foundation

ARM has joined the Eclipse Foundation as an Add-In Provider.

Membership in the Eclipse Foundation enables ARM to work more closely with Eclipse, one of the largest open-source communities today, which focuses on providing an extensible development platform for building software. Major technology companies, startups, universities, research institutions and individuals contribute to Eclipse, promoting interoperability in development tools and significantly reducing the overall costs associated with software development. The Eclipse integrated development environment (IDE) has grown in popularity among embedded systems designers in recent years, particularly as increased support for C and C++ development tools has become available.

ARM currently offers Eclipse IDE support as an option in the RealView® Development Suite 3.0 solution, enabling developers to use Eclipse as a project manager to create, build, debug and manage C and C++ projects for ARM® targets. With the RealView Eclipse Plug-in, developers can take advantage of a rich variety of Eclipse-based development tools, together with the best-in-class compilation and debug technology available through the RealView Development Suite solution.

The RealView Eclipse Plug-in can be downloaded from www.arm.com/eclipse/index.html.

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 10

20 September 2006

ARM Announces Conference Sessions And Special Events At Developers’ Conference 2006

At the ARM Developers’ Conference 2006, participants will be offered a selection of more than 120 case studies, tutorials, technical sessions and lectures that enable design engineers to gain in-depth knowledge and techniques for how to gain the broadest level of market differentiation for ARM® technology-based solutions.

Covered in specific tracks over the three-day conference, sessions will address topics including virtualization, DRM, the digital home, multicore processing, mobile TV, security middleware, and 2D and 3D graphics. Presentations will be delivered by speakers from industry leaders such as Microsoft, nVidia, NXP, TI and many more.

Additionally, ARM will host three industry panel discussions regarding key trends and issues in entertainment, security and microcontrollers. The panels will include industry leaders from some of the most accomplished companies in the ARM Connected Community and the industry at large, along with representatives from prominent industry bodies.

A complete list of conference sessions may be viewed at: http://www.rtcgroup.com/arm/cal.php

Tuesday, Oct. 3
Conference Hours: 8:30 a.m. - 5:45 p.m.

Wednesday, Oct. 4
Conference Hours: 8:15 a.m. - 5 p.m.
Industry Panels:
2:30-3:30 p.m. - ICs at the Epicenter of Content Delivery
3:45-4:30 p.m. - Arming the Value Chain for a Mobile Security Revolution

Thursday, Oct. 5
Conference Hours: 8:30 a.m. – 12:15 p.m.
Industry Panel:
11:15 a.m.-12:15 p.m. - Ambient Technology Evolution

ARM Developers’ Conference - Santa Clara Convention Center, Santa Clara, Calif., USA

**Conference sessions will be located throughout the convention center.
**Industry panels will be held in the Expo floor theatre.

How: For registration, please visit: http://www.rtcgroup.com/arm/registration/press-registration/

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8457	+44 1628 427780	+1 408 548 3172
naarm@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 11

25 September 2006

ARCA Licenses ARM926EJ-S Processor For Consumer Electronics SOC Development

ARCA will benefit from the widely supported ARM architecture to design feature-rich consumer solutions with complex software requirements for reduced time-to-market

CAMBRIDGE, UK – September 25, 2006 – ARM [(LSE:ARM); (NASDAQ:ARMHY)] today announced that ARCA Technology Corporation (“ARCA”), one of the leading Chinese fabless design companies, has licensed the ARM926EJ-STM processor. This licensing agreement will enable ARCA to benefit from leading ARM® processor technology, as well as the ARM architecture’s established ecosystem, to accelerate the design of advanced SoC solutions with improved features for the consumer electronics market.

As consumers increasingly expect advanced features on modern consumer devices such as smart phones, MP3/MP4 players, PMPs and eBooks, the complexity of the software for consumer SoC design has grown significantly. To address this software development challenge, ARM not only provides technologies that enhance the processing performance but has also established a comprehensive ecosystem whereby its Partners can easily access all resources, tools and support essential to maintain and increase design efficiency.

“The growing demands of consumers has led the drive to develop SoC solutions that truly make a difference in terms of rich and dynamic performance, while speeding the design cycle and reducing risks,” said Dr. De-Lei Lee, CEO of ARCA. “By licensing the ARM926EJ-S processor, ARCA is able to incorporate our SoC design expertise with ARM’s leading technology to add more features into our SoC solutions for the consumer market, while also availing ourselves of the valuable resources provided by the ARM ecosystem.”

“The consumer electronics world is evolving rapidly as systems become more sophisticated and software workload increases significantly,” said Dr. Jun Tan, president of ARM China. “This licensing agreement not only empowers ARCA to fully utilize leading ARM technology for the diverse consumer market but is also an endorsement of ARM’s continuing commitment to work closely with our Partners and other third-party companies in China and throughout the world, to help leading fabless companies tackle SoC software development challenges.”

About the ARM926EJ-S processor
The ARM926EJ-S macrocell is fully synthesizable, and features a Jazelle® technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces and memory management unit (MMU). It also provides separate instruction and data AMBA® bus compliant AHB™ interfaces, particularly suitable for Multi-layer AHB technology-based systems. The ARM926EJ-S processor implements the ARMv5TEJ instruction set and includes an enhanced 16- x 32-bit multiplier, capable of single cycle MAC operations. It also supports all major operating systems and existing middleware.

Availability
ARCA’s ARM926EJ-S processor-based SoC solutions are available now.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Jazelle and AMBA are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM

Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Christine Brown	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0788	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	Claudia.natalia@arm.com

Item 12

26 September 2006

AMMOS Software To Represent ARM ESL Tools In India

Expanded agreement enables Ammos to offer complete RealView development tools portfolio

BANGALORE, INDIA AND CAMBRIDGE, UK— September 26, 2006 — Ammos Software Technologies and ARM today announced that Ammos will represent the award-winning ARM® RealView® CREATE family of electronic system level (ESL ) tools to the Indian engineering community. Ammos, a technology implementation company headquartered in Bangalore, is expanding the portfolio of ARM RealView development tools to its customers, providing local design engineers with a complete environment for developing and validating ARM technology-based systems designs.

The ARM RealView CREATE family of design tools uses ESL technology to create a virtual prototype of processor cores and complete system-on-chip (SoC) designs. SoC hardware architecture and software are tested extensively in the pre-silicon phase, enabling design engineers to achieve enhanced end product quality. The RealView CREATE family includes the recently launched System Generator tool, which enables fast, hardware-accurate virtual prototypes for real-time system interaction, as well as RealView SoC Designer, RealView Core Generator and RealView Model Library. ARM’s integrated suite of ESL tools recently received the “Best of Show Award DAC SF 2006” from Venture Development Corporation (VDC), a market research and strategy firm based in Natick, Massachusetts.

“The ability to prototype and test SoCs early in the design cycle can help accelerate time to market, with significant cost savings over the long term,” said Syed Ajazul Huq, CMD and CEO, Ammos Software Technologies. “RealView CREATE ESL tools from ARM will make it possible for our customers in the rapidly growing SoC and embedded systems market in India to deliver reliable, highly differentiated products in a very competitive timeframe.”

The market opportunity for ESL tools in India is significant. A recent study by the India Semiconductor Association (ISA) and Frost & Sullivan predicts that the semiconductor and embedded design market in India will grow 13-fold from $3.25 billion in 2005 to $43.07 billion by 2015.

“Embedded systems are a key driver of growth for the semiconductor design market in India. With its strengths in embedded solutions and VLSI Design, Ammos is well positioned to offer end-to-end tools within the design flow,” said Atul Arora, president, Commercial Operations, ARM India. “This expanded agreement builds on Ammos’ success in delivering solutions with the RealView DEVELOP family of tools, enabling Ammos to offer its customers the entire range of RealView solutions for system design through end product deployment.”

About Ammos Software Technologies
Founded in 2002, Ammos Software Technologies has become an established player in providing high technology solutions to the embedded industry and has gained significant market share in the embedded solutions business in India. Ammos also provides ASIC implementation services focusing on turnkey Physical design (Netlist to GDS) for the VLSI design industry. Headquartered in Bangalore, Ammos also has an office in Hyderabad and new offices planned in New Delhi and Sacramento. More information on Ammos Software Technologies is available at http://www.ammostech.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details
ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com
Claudia Natalia	Anwar Hussain
ARM	Ammos Software Technologies
+1 408 548 3172	+91 80 41808600
claudia.natalia@arm.com	anwar@ammostech.com